Novartis AG Postfach 4002 Basel Switzerland

July 2, 2010

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

US Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:                             Novartis AG

Form 20-F for Fiscal Year Ended December 31, 2009

Filed January 26, 2010

File No. 001-15024

Dear Mr. Rosenberg:

This is in further reply to your letter addressed to Raymund Breu, our former Chief Financial Officer, dated June 11, 2010, which was in response to our letter of May 11, 2010.  This letter follows our June 25, 2010 letter, which was our initial response to your June 11, 2010 letter.  For ease of reference, we set forth your comments, as contained in your June 11 letter, below.

Item 5. Operating and Financial Review and Prospects
Item 5.A Operating Results
CORE RESULTS AS DEFINED BY NOVARTIS, page 98

SEC Comments

1.             Please refer to our response to comment one.  We continue to believe that it is not appropriate to present an entire non-IFRS income statement since this gives undue prominence to the non-IFRS information.  Therefore please revise your disclosure to reconcile each non-IFRS measure separately.

2.             Please refer to your response to comment two.  Please revise your disclosure to include specific information on how the tax effect was calculated such as the effective tax rate and the items that the tax rate takes into account.

Novartis Further Response

In our June 25 letter, we stated that we will revise our disclosure commencing with the filing of  our Form 20-F for 2010 by including the requested information.  Attached hereto as Exhibit A is the format that we intend to use for that disclosure.  For demonstration purposes, Exhibit A was prepared using our full-year 2009 data.

*       *       *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this letter responds to the issues raised in your comment letter.  If you have additional questions, please do not hesitate to contact us.

Respectfully submitted,

Novartis AG

/s/ JONATHAN SYMONDS	/s/ THOMAS WERLEN
Jonathan Symonds	Thomas Werlen
Chief Financial Officer	General Counsel
Novartis Group	Novartis Group

2

Exhibit A

CORE RESULTS

Reconciliation from IFRS results to core results — Group — 2009 (unaudited)

	2009 IFRS results USD m	Amortization of intangible assets(1) USD m	Impairments(2) USD m	Acquisition-related restructuring and integration items(3) USD m	Exceptional items(4) USD m	2009 Core results USD m
Gross profit	32924	938	-69	18	-28	33783
Operating income	9982	1025	75	18	337	11437
Income before taxes	9922	1594	167	18	434	12135
Taxes(5)	-1468					-1868
Net income	8454					10267
EPS (USD)(6)	3.70					4.50

The following are adjustments to arrive at Core Gross Profit
Other revenues	836				-28	808
Cost of Goods Sold	-12179	938	-69	18		-11292
The following are adjustments to arrive at Core Operating Income
Research & Development	-7469	87	95			-7287
Other income	782				-65	717
Other expense	-1924		49		430	-1445
The following are adjustments to arrive at Core Income before taxes
Income from associated companies	293	569	92		97	1051

(1) Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; R&D includes the recurring amortization of acquired rights for core technology platforms; Income from associated companies includes the recurring amortization of the purchase price allocation related to intangible assets, primarily for the Roche and Alcon investments.

(2) Impairments: Cost of Goods Sold includes impairments of acquired rights to in-market products and other production-related impairment charges, including a partial reversal of USD 100 million in Pharmaceuticals for an impairment taken in 2007 for Famvir; R&D includes write-offs related to in-process R&D; Other expense includes impairments, primarily for financial assets; Income from associated companies reflects the USD 92 million impairment charge taken for an Alcon pharmaceutical development project.

(3) Acquisition-related restructuring and integration items: Cost of Goods Sold includes charges of USD 18 million related to the EBEWE Pharma speciality generics business acquisition.

(4) Exceptional items: Other revenues reflects a USD 28 million gain from a settlement of Vaccines and Diagnostics; Other income reflects divestment gains  in Pharmaceuticals; Other expense includes an increase of USD 345 million in legal provisions, litigations and exceptional settlements principally for the Trileptal and Tobi US government investigations; Income from associated companies reflects a USD 97 million one-time charge for the Novartis share of Roche’s restructuring charges for Genentech.

(5) Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that is applicable to the item in the jurisdiction where the adjustment arises. Generally this results in amortization of intangible assets and acquisition-related restructuring and integration items having a full tax impact whereas tax impacts on impairments can only be taken into account if the changes in value in the underlying asset are tax deductible in the respective jurisdiction where the asset is recorded. There is usually a tax impact on exceptional items although this is not the case for items arising from criminal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 2213 million to arrive at the core results before tax amounts to USD 400 million. This results in the average tax rate on the adjustments being 18.1%.

(6) Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS

Reconciliation of operating income to core operating income — 2009 (unaudited)

	Pharmaceuticals	Vaccines and Diagnostics	Sandoz	Consumer Health	Corporate	Total
	USD m	USD m	USD m	USD m	USD m	USD m
Operating income	8392	372	1071	1016	-869	9982
Amortization of intangible assets	366	312	260	84	3	1025
Impairments
Intangible assets	-11	18	6	13		26
Property, plant & equipment	4			5		9
Financial assets	37				3	40
Total impairment charges	30	18	6	18	3	75
Acquisition-related restructuring and integration items (including acquisition-related accounting impact of inventory adjustments), net			18			18
Exceptional items
Exceptional gain from divesting brands, subsidiaries and financial investments	-65					-65
Other restructuring expenses			40			40
Legal provisions, litigations and exceptional settlements	345	17				362
Total exceptional items	280	17	40			337
Total adjustments	676	347	324	102	6	1455
Core operating income	9068	719	1395	1118	-863	11437
Core return on net sales	31.8%	29.7%	18.6%	19.2%		25.8%